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December 13, 2005

Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:  EASYLINK SERVICES CORPORATION
         FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2005
         FILE NO. 0-26371

Dear Mr. Bonilla:

This letter is in response to the additional comment included in your November 30th letter concerning the Securities and Exchange Commission filing noted above for EasyLink Services Corporation and our initial response to you on September 30, 2005. In responding to your comments the Company acknowledges that:

    o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's response follow in the same order as presented in your November 30, 2005 letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

NOTE 10 RELATED PARTY TRANSACTIONS, PAGE 57

1. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT SIX. PLEASE TELL US WHAT AMOUNT OF THE $54 MILLION GAIN ON DEBT RESTRUCTURING IN 2003 RELATES TO FEDERAL PARTNERS AND GEORGE ABI ZEID. ALSO, WE NOTE THAT THIS ENTITY AND INDIVIDUALS ARE STOCKHOLDERS OF THE COMPANY. PLEASE TELL US HOW YOU CONSIDERED THIS RELATIONSHIP IN DETERMINING THAT GAIN RECOGNITION RATHER THAN CAPITAL CONTRIBUTION WAS APPROPRIATE.

         Of the total $54 million gain resulting from the 2003 debt restructuring, $6.4 million (11.8%) relates to Federal Partners and George Abi Zeid. Of the $6.4 million, $3.8 million (7.0%) of the gain relates to Federal Partners and $2.6 million (4.8%) to George Abi Zeid.


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         We believe that treatment as gain recognition rather than capital contribution was appropriate for Federal Partners and George Abi Zeid because the basic terms of the debt restructuring were determined through arms length negotiations with third party creditors who were not related parties. Federal Partners and George Abi Zeid agreed to exchange their notes for equity on terms and conditions substantially similar to other similarly situated third party senior debt holders that exchanged debt for equity in the restructuring and they did not participate in the negotiations between the Company's representatives and these creditors. As noted above, Federal Partners and George Abi Zeid represented only 11.8% of the total gain recognized in the 2003 debt restructuring. As a result, since the basic terms of the restructuring were negotiated with creditors that were not related parties and Federal Partners and George Abi Zeid agreed to exchange their debt for equity on similar terms, we believe the economic substance is consistent across similarly situated debt and we do not believe it would be appropriate to treat the exchange of their debt differently than the debt exchanged by other creditors.


Please contact me at 732-652-3792 if you have any questions on our responses or if you have any additional comments.


Sincerely,

s/Michael Doyle
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Michael A. Doyle
Vice President, Chief Financial Officer